January 12, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention:	Craig Arakawa, Accounting Branch Chief
Office of Beverage, Apparel, and Mining

Dear Sir:

Re:	RepliCel Life Sciences Inc.
Form 20-F, for the Year Ended December 31, 2016
Filed May 1, 2017
File No. 000-50112

We write in response to your letter of December 13, 2017 to Lee Buckler, Chief Executive Officer of the Company, with respect to Form 20-F for the year ended December 31, 2016 filed by the Company on May 1, 2017. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of December 13, 2017.

Form 20-F for the Year Ended December 31, 2016

Independent Auditor’s report, page 63

1.

Please have your auditors revise the opinion paragraph of their report to state whether your consolidated financial statements are in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

BDO, LLP, the Company's auditors have re-issued their opinion to state that the consolidated financial statements are in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have filed an amendment on Form 20-F/A to replace the previous audit report with the corrected audit report.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attention:  Virgil Hlus, at (604) 891-7707.

Yours truly,

REPLICEL LIFE SCIENCES INC.

/s/ Simon Ma
Simon Ma
Director of Finance